Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of the Company

Reunion Neuroscience Inc. (the "Company")

30 Duncan Street, Lower North Suite

Toronto, Ontario

M5V 2C3

Item 2	Date of Material Change

May 31, 2023

Item 3	News Release

A news release with respect to the material change referred to in this Material Change Report was disseminated by the Company through Globe Newswire on June 1, 2023, and subsequently filed under the Company's profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Item 4	Summary of Material Change

On May 31, 2023, the Company entered into an arrangement agreement (the "Arrangement Agreement") with 20231089 Parent, LLC (the "Parent") and 1000548481 Ontario Inc. (the "Purchaser"), affiliates of MPM BioImpact ("MPM"), pursuant to which the Parent and Purchaser will, subject to the terms and conditions thereof, acquire the Company in an all-cash transaction by way of a statutory plan of arrangement (the "Arrangement") under the Canada Business Corporations Act ("CBCA") and holders of outstanding common shares of the Company (the "Shares") will be entitled to receive US$1.12 in cash per Share (the "Consideration").

Item 5	Full Description of Material Change

The Arrangement

On May 31, 2023, the Company entered into the Arrangement Agreement with the Purchaser and the Parent, affiliates of MPM, pursuant to which, subject to the terms and conditions of the Arrangement Agreement, the Parent and Purchaser will acquire the Company in an all-cash transaction by way of an Arrangement of the Company under the CBCA. Pursuant to the terms and conditions of the Arrangement Agreement and upon the effectiveness of the plan of arrangement (the "Plan of Arrangement") that would give effect to the Arrangement, all holders of outstanding Shares (other than holders of Shares that validly exercise dissent rights) will be entitled to receive the Consideration for each Share held immediately prior to the effective time of the Arrangement (the "Effective Time"). Based on the Bank of Canada daily exchange rate as of the close of business on May 31, 2023, the day immediately prior to announcement of the Arrangement, the cash purchase price per Share is approximately $1.52 per Share in Canadian dollars, representing a premium of approximately 43.1% over the trailing 30-trading-day volume weighted average price of the Shares. In addition, pursuant to the Plan of Arrangement, on or as soon as reasonably practicable after the Effective Time, the Company will pay to the holders of Company options (the "Options") outstanding immediately prior to the Effective Time of the Arrangement a cash payment equal to the excess, if any, of the Consideration per Share over the exercise price of such Option, less any applicable withholdings. Assuming the Arrangement is completed, the Company will become a wholly-owned subsidiary of Parent.

Completion of the Arrangement is subject to a number of conditions, including obtaining shareholder approval at a special meeting of the Company to be held on or around July 12, 2023 (subject to any adjournment or postponement thereof, the "Meeting") by at least two-thirds (66⅔%) of the votes cast by holders of Shares of record as of the Meeting record date present in person or represented by proxy at the Meeting. In addition, completion of the Arrangement is subject to the satisfaction (or waiver) of other conditions precedent set out in the Arrangement Agreement, including among others: obtaining all applicable regulatory approvals, including approval of the Ontario Superior Court of Justice (Commercial List) of the Arrangement; the net cash held by the Company being equal to or greater than US$8,000,000 as of the close of business on the third business day immediately prior to closing of the Arrangement (subject to reduction under certain circumstances); the Company having resolved its obligations in respect of leases and other obligations of third parties in a manner satisfactory to the Parent; the performance or completion in all material respects with all obligations required to be performed by each of the Company, the Purchaser and the Parent under the Arrangement Agreement; holders of Shares not having validly exercised dissent rights in connection with the Arrangement with respect to more than 5% of the outstanding Shares; and other customary conditions to closing.

The Arrangement is not subject to any financing condition. Concurrently with entering into the Arrangement Agreement, certain funds affiliated with MPM, the Parent and the Purchaser provided a guarantee to the Company, pursuant to which they guaranteed certain obligations of the Parent and the Purchaser under the Arrangement Agreement.

The Arrangement Agreement includes customary representations and warranties of the Company, the Parent and the Purchaser and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of the Company's business during the interim period between the date of the Arrangement Agreement and closing of the Arrangement.

The Arrangement Agreement provides for customary non-solicitation covenants on the part of the Company, subject to the right of the board of directors of the Company to consider and accept a superior proposal (as defined in the Arrangement Agreement) prior to the Meeting, subject to the satisfaction of certain other conditions, and the right of the Parent to match any such proposal within five business days. The Arrangement Agreement may be terminated by mutual written consent of the Parent and the Company and by either party in certain circumstances as more particularly set forth in the Arrangement Agreement, including if the Effective Time has not occurred on or before an outside date of August 31, 2023. The Arrangement Agreement also provides for the payment by the Company to the Parent of a termination fee and/or expense reimbursement payment if the Arrangement Agreement is terminated in certain specified circumstances, including, among others, if the Company’s board of directors makes a change in recommendation or enters into a definitive agreement with respect to a superior proposal.

Voting Support Agreements

In connection with the Arrangement, certain founding shareholders of the Company, and all of the Company's officers and directors, representing in aggregate approximately 34% of the issued and outstanding Shares, have entered into support and voting agreements with the Parent and the Purchaser pursuant to which, each of the supporting shareholders has agreed to, among other things, vote in favour of the Arrangement at the Meeting. The support and voting agreements terminate in certain circumstances, including upon the termination of the Arrangement Agreement in accordance with its terms.

Fairness Opinion and Board of Directors Recommendation

The Company's board of directors, after consultation with its financial and legal advisors and acting on the unanimous recommendation of a special committee of independent directors of the Company, has determined that the Arrangement is in the best interests of the Company and is fair to Company shareholders and unanimously approved the Arrangement Agreement and unanimously recommends that shareholders vote in favour of the Arrangement. PI Financial Corp., the independent financial advisor to the board of directors of the Company, has provided its opinion to the board that, as of the date of such opinion, and based on and subject to the assumptions, qualifications and limitations set out therein, the Consideration to be received by Company shareholders pursuant to the Arrangement Agreement is fair from a financial point-of-view to the shareholders.

The foregoing summary is qualified in its entirety by the provisions of the respective documents. Copies of the Arrangement Agreement, the Plan of Arrangement and the support and voting agreements are available for review on SEDAR at www.sedar.com. Full details of the Arrangement will be included in a management information circular from the Company that is expected to be filed on SEDAR and mailed to Company shareholders on or around June 21, 2023.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this material change report, and may be contacted as follows:

Curtis Weber, General Counsel & Corporate Secretary

Telephone: 1-833-833-1967

Email: investors@reunionneuro.com

Item 9	Date of Report

June 12, 2023

Caution Regarding Forward-Looking Statements

Certain information included in this material change report contains forward-looking statements within the meaning of applicable securities laws. The words "may," "will," "could," "should," "would," "suspect," "outlook," "believe," "plan," "anticipate," "estimate," "expect," "intend," "forecast," "objective" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. By their very nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company's control. The forward-looking statements contained in this material change report are based on certain key expectations and assumptions made by the Company, including the receipt, in a timely manner, of regulatory, shareholder and court approvals in respect of the Arrangement, the timing of the Meeting, and the timing and closing of the Arrangement. Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this material change report. The key risks and uncertainties include, but are not limited to: the ability of the Company to satisfy the minimum cash condition and other conditions precedent in the Arrangement Agreement within the time assumed or at all; the parties ability to consummate the Arrangement in a timely manner, including the Company's ability to obtain the requisite shareholder, court and other approvals (or to do so in a timely manner); changes or other events that may delay the timing of the Meeting or the completion of the Arrangement; the Company's ability to meet and continue to comply with the Nasdaq and Toronto Stock Exchange continued listing standards; the funds available to the Company and the use of such funds; general global economic, market and business conditions; governmental and regulatory requirements and actions by governmental authorities; changes in laws or regulatory developments or changes that impact the Company's business or prospects; relationships with employees, customers, business partners and competitors; diversion of management time and resources pending completion of the Arrangement; and equity market conditions generally. The anticipated timeline for completion of the Meeting and the Arrangement may change for a number of reasons, including the inability to secure necessary shareholder or court approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the Arrangement. As a result of the foregoing, readers are cautioned not to place undue reliance on the forward-looking statements contained in this material change report concerning the Arrangement.

The Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. When reviewing the Company's forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and potential events. A comprehensive discussion of other risks that impact the Company can also be found in the Company's public filings which are available under the Company's profile on SEDAR, including the Company's most recent annual information form for the year ended March 31, 2022 and its most recent interim management's discussion and analysis for the three and nine months ended December 31, 2022.